Exhibit 77(d)

Policies With Respect to Securities Investments

On November 14, 2008, ING JPMorgan Mid Cap Value Portfolio was given the ability to invest in real estate investment trusts.

On February 2, 2009 ING Baron Asset Portfolio changed its definition of mid-sized companies to $1.5 billion to $12 billion.

On May 1, 2009 ING Baron Small Cap Portfolio was given the ability to invest up to 20% of its assets in foreign securities including ADRs.

On May 1, 2009 ING JPMorgan Mid Cap Value Portfolio was given the ability to invest in real estate investment trusts.

On May 1, 2009 ING PIMCO Total Return Portfolio was given the ability to invest in derivatives, foreign currency options and foreign currency forward contracts.

On May 1, 2009 ING T. Rowe Price Growth Equity Portfolio was given the ability to invest in U.S. and foreign denominated money market securities and U.S. and foreign dollar currencies.